T. ROWE PRICE
REALTY INCOME
FUND II

AMERICA'S SALES-COMMISSION-FREE
REAL ESTATE LIMITED PARTNERSHIP

QUARTERLY REPORT
FOR THE PERIOD ENDED
JUNE 30, 1997

For information on your
Realty Income Fund account, call:
1-800-962-8300 toll free
410-625-6500 Baltimore area

For information on your
mutual fund account, call:
1-800-225-5132 toll free
410-625-6500 Baltimore area

T. Rowe Price Real Estate Group
100 East Pratt Street
Baltimore, Maryland 21202

Invest With Confidence(registered trademark)
T. Rowe Price

FELLOW PARTNERS:

By now you should have received materials requesting your consent to sell T. Rowe Price Realty Income Fund II's interests in its remaining eight properties to Glenborough Realty Trust Incorporated for $30,441,000, and also to complete the liquidation of the Fund. A majority of the Fund's outstanding units must be voted in favor of the proposal for the transaction to proceed.
     As mentioned previously, the Fund has held the properties for the period anticipated when the Fund was organized, and current market conditions appear favorable for a sale. The Fund expects to benefit substantially by selling all of the properties in bulk instead of individually. In particular, the costs of selling each property individually-including sales commissions and other closing-related costs-could be materially higher. Our experience indicates that there could be more negative price adjustments as a result of each buyer's due diligence activities. Also considered was the advantage of limited partners receiving their sales proceeds immediately rather than having them spread over the next several years.
     The price offered by Glenborough should allow the Fund to liquidate its investment for an amount that exceeds the most recent adjusted estimated aggregate value.
     Under the heading "THE TRANSACTION- Recommendations of the General Partner" in the consent materials you received, we discussed in detail the advantages and disadvantages of the Glenborough transaction. After carefully weighing the facts and circumstances associated with this transaction against alternative courses of action, we concluded that the bulk sale to Glenborough and subsequent liquidation of the Fund is an outstanding opportunity to maximize value for investors. Therefore, we recommend that you consent to the proposed transaction by voting now and returning the consent card in the postage-paid envelope, if you have not already done so. Your participation is extremely important, and your response to the solicitation will save your Fund the substantial costs associated with a follow-up mailing. If you have not received your materials, or if you need an additional consent card, please call one of our real estate representatives at 1-800-962-8300.

Real Estate Investments (Dollars in Thousands)
______________________________________________________________

                                 Average       Contri-
                        Leased    Leased      bution to
                        Status    Status     Net Income
                       _________  _______      _______
                                   Six           Six
              Gross               Months       Months
Properties  Leasable               Ended        Ended
Held for      Area     June 30,  June 30,     June 30,
Sale        (Sq. Ft.)   1997    1996  1997  1996    1997
_______     ________    _____    ___   ___   ___     ___

Atlantic      187,844    100%   92%   100%  $ 114 $  166

Coronado       95,732    100   100    100      91    121

Oakbrook
  Corners     123,948    100    65     90     (50)176

Baseline      100,204     95    91     93      64    156

Business
  Plaza        66,342     91    71     91      34    123

Bonnie Lane   119,590     89    93    100     101    172

Glenn Avenue   82,000    100   100    100      81    166

Tierrasanta   104,236     62   100     62      72     44
             ________   ____  ____   ____   _____  _____

              879,896     93    89     93     507  1,124

Properties Sold     -      -     -      -  (1,026)154

Fund Expenses
  Less Interest
  Income            -      -     -      -    (110)(159)
             ________   ____  ____   ____   _____  _____

Total         879,896     93%   89%    93%  $(629)$1,119

Cash Distributions

Proceeds from the sale of South Point Plaza were distributed in May to limited partners as of April 30, 1997. Pending the completion of the sale to Glenborough, the Fund has suspended cash distributions from operations. Assuming all properties are sold during the next few months, the General Partner will determine the amount it believes sufficient for the payment of Fund liabilities; the balance of the assets will then be promptly distributed.

Results of Operations

Net income of $1,119,000 for the first six months of 1997 represented an improvement of $1,748,000 over the $629,000 loss during the comparable 1996 period. Of the increase, $1,349,000 was attributable to the absence of a decline in property value at AMCC, recorded in 1996. Further, there was a decrease of $712,000 in depreciation expense resulting from stopping the depreciation of Fund properties now Held for Sale. The loss of income from properties sold offset the increase in net income by $169,000.
  At the property level, the Fund's average leased status increased to 93% from 89% at the end of the second quarter in 1996. Leased status at Oakbrook Corners rose to 100% at quarter-end as a new lease for 20,800 square feet was signed at the property. A tenant occupying 13,200 square feet vacated Bonnie Lane, lowering leased status there by 11%. A new lease for 6% of Tierrasanta was executed after quarter-end, and two other leases covering the rest of the vacancy at the property are currently being negotiated. At Coronado, an expenditure in the amount of approximately $220,000 will be made to replace the roof. The roof replacement was already budgeted for this year, and the Fund is proceeding with the work as part of its agreement with Glenborough.

Outlook

As the real estate market has been improving in recent years, we have taken advantage of the opportunity to capture higher prices for portfolio properties. We believe it is in the best interests of investors to liquidate the Fund's portfolio while real estate values continue to strengthen, since the Fund is nearing the end of its planned lifespan. In the normal course of events, as the real estate cycle runs its course, rising property prices usually lead to an increased supply of new properties, which could lead to softer prices sometime later.
  No one can forecast exactly when the real estate market will peak, but we believe it is likely that there will be less capital available to real estate investors in the future and that speculative construction may commence in several markets in which the Fund owns properties. Each of these factors, if they occur, could have a negative impact on the value of our properties.
  Once again we urge you to read the consent solicitation materials and return the card as quickly as possible so that we can proceed with the orderly liquidation of your investment.
  Thank you for your cooperation.

  Sincerely,

  James S. Riepe
  Chairman

August 7, 1997

CONDENSED CONSOLIDATED BALANCE SHEETS
Unaudited
(In thousands)



                                    June 30,   December 31,
                                      1997          1996
                                   ___________  ____________

Assets

Real Estate Property
  Investments
     Land . . . . . . . . . . .                $    8,443
  Buildings and
     Improvements . . . . . . .                    19,352
                                                 ________

                                                   27,795
  Less: Accumulated Depreciation
     and Amortization . . . . .                    (6,625)

________

                                                   21,170
  Held for Sale . . . . . . . .    $   27,102      14,860
                                     ________    ________

                                       27,102      36,030

Cash and Cash Equivalents . . .         3,362       3,667
Accounts Receivable (less
  allowances of $28
     and $22) . . . . . . . . .           142         162
Other Assets. . . . . . . . . .            13         333
                                     ________    ________

                                   $   30,619  $   40,192
                                     ________    ________
                                     ________    ________

Liabilities and Partners' Capital
Security Deposits and
  Prepaid Rents . . . . . . . .    $      357  $      505
Accrued Real Estate Taxes . . .           484         394
Accounts Payable and Other
  Accrued Expenses. . . . . . .           349         307
                                     ________    ________

Total Liabilities . . . . . . .         1,190       1,206
Partners' Capital . . . . . . .        29,429      38,986
                                     ________    ________

                                   $   30,619  $   40,192
                                     ________    ________
                                     ________    ________

See the accompanying notes to condensed consolidated financial statements.


CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per-unit amounts)


                             Three Months      Six Months
                                 Ended            Ended
                               June 30,         June 30,
                           1997    1996      1997     1996
                           ____    ____      ____     ____

Revenues

Rental Income . . . .   $ 1,146 $  1,475 $  2,464 $ 3,020
Interest Income . . .        75       61      175     139
                       ________ ________ ________________

                          1,221    1,536    2,639   3,159
                       ________ ________ ________________

Expenses

Property Operating
    Expenses. . . . .       213      294      454     561
Real Estate
    Taxes . . . . . .       169      195      344     413
Depreciation and
    Amortization. . .         -      484      242     954
Decline (Recovery)
    of Property
    Values. . . . . .         -    1,621      (30)  1,509
Management Fee
    to General
    Partner . . . . .       157       54      214     109
Partnership Management
    Expenses. . . . .       135      126      296     242
                       ________ ________ ________________

                            674    2,774    1,520   3,788
                       ________ ________ ________________

Net Income
    (Loss). . . . . .   $   547 $ (1,238)$  1,119 $  (629)
                       ________ ________ ________________
                       ________ ________ ________________

Activity per Limited Partnership Unit

Net Income
    (Loss). . . . . .   $  6.44 $ (14.57)$  13.17 $ (7.40)
                       ________ ________ ________________
                       ________ ________ ________________

Cash Distributions Declared
    from Sale
      Proceeds. . . .   $ 17.28          $ 110.78 $ 42.95
    from
      Operations. . .         -  $  6.50        -   13.00
                       ________ ________ ________________

Total Distributions
    Declared. . . . .   $ 17.28  $  6.50 $ 110.78 $ 55.95
                       ________ ________ ________________
                       ________ ________ ________________

Units
    Outstanding . . .    84,099   84,099   84,099  84,099
                       ________ ________ ________________
                       ________ ________ ________________

See the accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL
Unaudited
(In thousands)



                                General   Limited
                                Partner  Partners    Total
                               ________  ________  ________

Balance, December 31,
    1996. . . . . . . . . . .   $   (308)$ 39,294 $38,986

Net Income. . . . . . . . . .         11    1,108   1,119

Cash Distributions. . . . . .        (14) (10,662 (10,676)
                                 _______  _______ _______

Balance, June 30, 1997. . . .   $  (311) $ 29,740 $29,429
                                 _______  _______ _______
                                 _______  _______ _______

See the accompanying notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited
(In thousands)


                                         Six Months Ended
                                             June 30,
                                        1997        1996
                                      _________    _________

Cash Flows from Operating
    Activities
Net Income (Loss) . . . . . . . . .  $   1,119    $  (629)
Adjustments to Reconcile Net
    Income (Loss) to Net Cash
      Provided by Operating Activities
         Depreciation and
           Amortization . . . . . .        242        954
         Decline (Recovery) of
           Property Values. . . . .       (30)      1,509
         Decrease in Accounts
           Receivable, Net of
           Allowances . . . . . . .         20         12
         Change in Other
           Assets . . . . . . . . .         52        (30)
         Decrease in Security
           Deposits and Prepaid
           Rents. . . . . . . . . .       (148)       (77)
         Increase in Accrued Real
           Estate Taxes . . . . . .         90         28
         Change in Accounts
           Payable and Other
           Accrued Expenses . . . .         42       (199)
                                      ________   ________

Net Cash Provided by Operating
    Activities. . . . . . . . . . .      1,387      1,568
                                      ________   ________

Cash Flows from Investing Activities
Proceeds from Property
    Disposition . . . . . . . . . .      9,316      3,612
Investments in Real Estate. . . . .       (332)      (618)
                                      ________   ________

Net Cash Provided by Investing
    Activities. . . . . . . . . . .      8,984      2,994
                                      ________    ________

Cash Flows Used in Financing
    Activities

Cash Distributions. . . . . . . . .    (10,676)    (5,944)
                                      ________   ________
Cash and Cash Equivalents
Net Decrease during Period. . . . .       (305)    (1,382)
At Beginning of Year. . . . . . . .      3,667      4,782
                                      ________   ________

At End of Period. . . . . . . . . .  $   3,362    $ 3,400
                                      ________   ________
                                      ________   ________

See the accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Unaudited

The unaudited interim condensed consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal, recurring nature.
    The unaudited interim financial information contained in the accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements contained in the 1996 Annual Report to Partners.

NOTE 1 - TRANSACTIONS WITH RELATED PARTIES AND OTHER

As compensation for services rendered in managing the affairs of the Partnership, the General Partner earns a partnership management fee equal to 9% of net operating proceeds. The General Partner earned a partnership management fee of $214,000 during the first six months of 1997.
    In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $78,000 for communications and administrative services performed on behalf of the Partnership during the first six months of 1997.
    An affiliate of the General Partner earned a normal and customary fee of $9,000 from the money market mutual funds in which the Partnership made its interim cash investments during the first six months of 1997.
    LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting and other related services to the Partnership. LaSalle's reimbursement for such expenses during the first six months of 1997 totaled $75,000.
    An affiliate of LaSalle earned $59,000 in the first six months of 1997 for property management fees and leasing commissions on tenant renewals and extensions for several of the Partnership's properties.

NOTE 2 - PROPERTY DISPOSITIONS

On January 23, 1997, the AMCC property was sold and the Partnership received net proceeds of $7,863,000. The net book value of the Partnership's interest in this property at the date of disposition was also $7,863,000, after accumulated depreciation expense and previously recorded property valuation allowances. Therefore, no gain or loss was recognized on the property sale.
    On April 8, 1997, South Point Plaza, a shopping center in which the Partnership had a 50% interest, was sold and the Partnership received net proceeds of $1,453,000. The net book value of the Partnership's interest in this property at the date of disposition was also $1,453,000 after accumulated depreciation expense and previously recorded property valuation allowances. Therefore, no gain or loss was recognized on the property sale.

NOTE 3 - PROPERTIES HELD FOR SALE

On April 11, 1997, the Partnership and its consolidated venture entered into contracts with a buyer for the sale of all of its real estate property investments at a price of $30,441,000 before selling expenses. The transactions are subject to approval of the Limited Partners. If the transactions close, the Partnership will have sold all of its real estate properties and will begin liquidation.